Exhibit 99.1

Check-Cap Reports Fourth Quarter and Full Year 2020 Financial Results

Received FDA IDE Approval for Pivotal Study of C-Scan®

Company on track to initiate a U.S. pivotal study of C-Scan in late 2021

ISFIYA, Israel, March 19, 2021 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free, screening test to detect polyps before they may transform into colorectal cancer (CRC), today announced financial results for the fourth quarter and full year ended December 31, 2020.

2020 and Recent Highlights:

•	The U.S. Food and Drug Administration (FDA) has approved the Company’s Investigational Device Exemption (IDE) application permitting Check-Cap to begin a pivotal study of C-Scan in the U.S.

•	The FDA has granted the Company a Breakthrough Device Designation for C-Scan.

•
During the full year 2020, Check-Cap strengthened its balance sheet through aggregate gross proceeds of $25.9 million from a private placement, registered direct offerings and warrant exercise transaction. Subsequent to the end of the fourth quarter, during the first quarter of 2021, Check-Cap received aggregate gross proceeds of $19.2 million through warrants exercised by certain holders.

•
The Company continues to optimize C-Scan’s functionality and patient experience in preparation for the upcoming U.S. pivotal study expected to commence in late 2021, through additional clinical data collection at Israeli sites.

“We ended 2020 optimistically as we look forward to accomplishing our next significant milestone, the commencement of our U.S. pivotal study in late 2021,” said Alex Ovadia, Chief Executive Officer of Check-Cap. “The IDE approval granted by the FDA provides us with the opportunity to demonstrate the clinical efficacy of C-Scan in the U.S., and upon success, to potentially launch our product in the U.S. market,” Mr. Ovadia concluded.

Financial Results for the Fourth Quarter Ended December 31, 2020

Research and development expenses, net, were $2.8 million for the three months ended December 31, 2020 and three months ended December 31, 2019.

General and administrative expenses were $1.1 million for the three months ended December 31, 2020, compared to $1.0 million for the same period in 2019. The increase is primarily due to a $0.05 million increase in professional services and $0.05 million increase in salaries and related expenses.

Operating loss was $3.9 million for the three months ended December 31, 2020, compared to an operating loss of $3.8 million for the same period in 2019.

Finance income, net was $24,000 for the three months ended December 31, 2020, compared to $19,000 for the same period in 2019.

Net loss was $3.9 million for the three months ended December 31, 2020, compared to $3.8 million for the same period in 2019.

Cash and cash equivalents, restricted cash and short-term bank deposits as of December 31, 2020 were $18.1 million as compared to $8.0 million as of December 31, 2019. Subsequent to the end of the fourth quarter, in the first quarter of 2021, certain existing warrant holders exercised warrants to purchase an aggregate 24,204,682 ordinary shares, which had been issued in 2020, at exercise prices ranging from $0.75-$0.80, which generated total gross proceeds of approximately $19.2 million to the Company.

The number of outstanding ordinary shares as of December 31, 2020 was 46,239,183. As of March 16, 2021, the number of outstanding ordinary shares was 70,448,422.

Financial Results for the Twelve Months Ended December 31, 2020

Research and development expenses, net, were $10.0 million for the twelve months ended December 31, 2020, compared to $10.5 million for the same period in 2019. The decrease is primarily due to (i) a decrease of approximately $0.7 million in clinical expenses mainly due to higher expenses for the pilot study in the U.S and post CE study in 2019 (ii) a decrease of approximately $0.4 million in other research and development expenses, (iii) a decrease of approximately $0.3 million in share-based compensation. The foregoing decrease was offset in part by an increase of approximately $0.8 million in salaries and related expenses mainly as a result of an expansion in head count and currency exchange rate fluctuation.  The decrease in research and development expenses, net between 2020 and 2019 also includes a $0.1 million decrease in grants received from the Israel Innovation Authority.

General and administrative expenses were $3.9 million for the twelve months ended December 31, 2020, compared to $3.6 million for the same period in 2019. The increase in general and administrative expenses is primarily due to a $0.2 million increase in salaries and related expenses, $0.1 million increase in share-based compensation expenses and $0.2 million increase in other general expenses, offset by a $0.2 million decrease in professional services expenses.

Operating loss was $13.9 million for the twelve months ended December 31, 2020, compared to $14.1 million in the same period in 2019.

Finance income, net, was $86,000 for the twelve months ended December 31, 2020, compared to $233,000 for the same period in 2019. The decrease in finance income, net is primarily due to a decrease of $176,000 of interest income of short-term deposits recorded for the year ended December 31, 2020, as compared to the year ended December 31, 2019.

Net loss was $13.8 million for the twelve months ended December 31, 2020 and for the twelve months ended December 31, 2019.

Net cash used in operating activities was $13.1 million for the twelve months ended December 31, 2020, compared to $12.8 million for the same period in 2019.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2020 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at  http://ir.check-cap.com/home. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to Mira Rosenzweig, Chief Financial Officer, at mira.rosenzweig@check-cap.com.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer to enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. Unlike other capsule technologies, it requires no bowel preparation, allowing the patients to continue their daily routine with no interruption.  C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contact

Mónica Rouco Molina
Senior Account Executive
LifeSci Communications
mroucomolina@lifescicomms.com

CHECK CAP LTD.
CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands except share data)

	December 31,
	2 0 2 0	2 0 1 9
Assets
Current assets
Cash and cash equivalents	7,703	7,685
Restricted cash	350	350
Short-term bank deposit	10,079	-
Prepaid expenses and other current assets	285	400
Total current assets	18,417	8,435

Non-current assets
Property and equipment, net	823	540
Operating leases	398	454
Total non-current assets	1,221	994
Total assets	19,638	9,429

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	862	989
Other	345	490
Employees and payroll accruals	1,510	1,101
Operating lease liabilities	264	222
Total current liabilities	2,981	2,802

Non-current liabilities
Royalties provision	154	182
Operating lease liabilities	125	211
Total non-current liabilities	279	393

Shareholders' equity
Share capital, Ordinary shares, 2.4 NIS par value (360,000,000 and 90,000,000 authorized shares as of December 31, 2020 and 2019, respectively; 46,239,183 and 8,272,908 shares issued and
outstanding as of December 31, 2020 and 2019, respectively)	31,646	5,407
Additional paid-in capital	75,715	77,964
Accumulated deficit	(90,983)	(77,137)
Total shareholders' equity	16,378	6,234

Total liabilities and shareholders' equity	19,638	9,429

CHECK CAP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
Research and development expenses, net	10,008	10,474	2,831	2,819
General and administrative expenses	3,924	3,595	1,102	1,028
Operating loss	13,932	14,069	3,933	3,847

Finance income, net	86	233	24	19
Loss before income tax	13,846	13,836	3,909	3,828
Net loss for the period	13,846	13,836	3,909	3,829
Other Comprehensive loss:
Net loss	13,846	13,836	3,909	3,829
Change in fair value of cash flow hedge	-	(13)	-	-

Comprehensive loss	13,846	13,823	3,909	3,829
Loss per share:
Net loss per ordinary share basic and diluted	0.46	1.73	0.08	0.46

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	30,351	7,986	46,236	8,270

CHECK-CAP LTD.
CONSOLIDATED  STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands)

	Year ended		Three months ended
	December 31,		December 31,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(13,846)	(13,836)	(3,909)	(3,829)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	148	115	41	31
Share-based compensation	408	516	91	110
Financial expenses (income), net	7	40	34	85
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	106	(420)	-	(383)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(317)	503	(22)	399
Increase (decrease) in employees and payroll accruals	409	242	303	266
Decrease in royalties provision	(28)	(3)	(34)	(10)
Net cash used in operating activities	(13,113)	(12,843)	(3,496)	(3,331)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(379)	(167)	(86)	(36)
Proceeds from (Investment in) short-term bank and other deposits	(10,072)	5,612	4,931	3,939
Net cash provided by (used in) investing activities	(10,451)	5,445	4,845	3,903

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares	-	-	-	-
Issuance of ordinary shares and warrants in the warrant exercise transaction, net of issuance expenses	8,712		-
Issuance of ordinary shares in the private placement, net of issuance expenses	4,731		-
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	10,139	6,511	-	-
Net cash provided by financing activities	23,582	6,511	-	-

Net increase (decrease) in cash, cash equivalents and restricted cash	18	(887)	1,349	572
Cash, cash equivalents and restricted cash at the beginning of the period	8,035	8,922	6,704	7,463
Cash, cash equivalents and restricted cash at the end of the period	8,053	8,035	8,053	8,035